Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

By Electronic Mail

April 27, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 27, 2022 The Nasdaq Stock Market LLC (the "Exchange") received from Chenghe Acquisition Co. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share and
one-half redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Redeemable warrants, each warrant exercisable for one
Class A ordinary share at an exercise price of $11.50

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi